Q3 & Sep YTD 2018 Results Review November 7, 2018 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q3 2018 | Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Additionally: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07) Non-GAAP measures (definition and reconciliation in appendix) Net sales of Industrial Activities, Adjusted diluted EPS and Net Industrial Debt guidance is confirmed, with Adjusted diluted EPS expected now, at the high end of the range Operating cash outflow of $0.6bn due to the anticipated seasonal increase in net working capital On track to achieve full year Net Debt guidance Adj. diluted EPS (1) at $0.16 per share, up 45% year-over-year, driving the September YTD Adjusted EPS increase above 75% year-over-year S&P Global Ratings raises its rating on CNH Industrial N.V. and on its subsidiary CNH Industrial Capital LLC to ‘BBB’ from “BBB-”, outlook for both companies is “stable” Continued margin improvement in all industrial segments with strong operating leverage in AG and CE; CV re-focusing strategy on product mix on track with plan Sustained investment in new products and technology with Capex up 16% and R&D up 5% vs. previous year; focus remains on digital AG and Stage V transition on off-road engine applications CNH Industrial Capital LLC issued $500mn in principal amount of 4.200% notes due 2024 and CNH Industrial Finance Europe S.A. issued €500mn in principal amount of 1.875% notes due 2026 FY 2018E GUIDANCE

Q3 2018 | Industry and Company unit performances

4

INDUSTRY ACTUALS (Units)

AG




AG		NAFTA	EMEA	LATAM	APAC	WORLD
Tractors	0-140 HP	*7%*	*(3%)*	*5%*	*(11%)*	*(6%)*
	140+ HP	*34%*				
Combines		*9%*	*(17%)*	*24%*	*(1%)*	*3%*

CE




CE	NAFTA	EMEA	LATAM	APAC	WORLD
Light	*14%*	*14%*	*9%*	*23%*	*17%*
Heavy	*25%*	*9%*	*5%*	*12%*	*13%*

CV



CV	NAFTA	EMEA	LATAM	APAC	WORLD
Trucks (1)	*n.a.*	*7%*	*23%*	*(2%)*	*n.a.*
		Of which:	Of which:		
		LCV 6%	*BRA 51%*		
		M&H 8%	*ARG (31%)*		

(1) Trucks >3.5t

COMPANY ACTUALS (Units)

- Worldwide deliveries up 4% in Tractors and flat in Combines vs. last year
- Worldwide production up 3% vs. last year with NAFTA row crop overproduction vs. retail at 15%
- Worldwide inventory (units equivalent) was up 3% in Tractors and up 14% in Combines (with positive order book trend in NAFTA)

- Worldwide deliveries up 15% in Light and up 24% in Heavy
- Worldwide production up 15% vs. last year resulting in an overproduction vs. retail at 13% in anticipation of Q4 retail seasonality; order book in line with last year
- Worldwide inventory (units equivalent) was up 7%

- CV Trucks market share in Europe at 11.4% (down 1.4 p.p. vs. last year)
- CV underproduction at 2% vs. retail on a worldwide basis
- CV worldwide inventory (units equivalent) was down 4% vs. last year
- Trucks book-to-bill at 0.94 in EMEA and 1.04 in LATAM

NOTE: Total Industry Volume Q3 2018 vs. Q3 2017 reflecting aggregate for key markets where Company competes

CNH INDUSTRIAL

Q3 & Sep YTD 2018 Results Review

November 7th, 2018

Q3 & Sep YTD 2018 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Q3 2018   Q3 2017   Δ   Sep YTD 2018   Sep YTD 2017   Δ U.S. GAAP Revenues ($bn) 6.7 6.7 0% 21.5 19.5 10% Net Sales | Industrial Activities ($bn) 6.2 6.2 0% 20.1 18.1 12% Net Income ($mn) 231 60 285% 841 342 146% Diluted EPS ($) 0.16 0.04 0.12 0.60 0.24 0.36 Non – GAAP (1) Adjusted EBIT | Industrial Activities ($mn) 321 258 24% 1,153 795 45% Adjusted EBIT Margin | Industrial Activities (%) 5.1% 4.1% 1.0 p.p. 5.7% 4.4% 1.3 p.p. Adjusted EBITDA | Industrial Activities ($mn) 591 522 13% 1,981 1,563 27% Adjusted EBITDA Margin | Industrial Activities (%) 9.5% 8.4% 1.1 p.p. 9.8% 8.7% 1.1 p.p. Adjusted Effective Tax Rate 36% 33% 3.0 p.p. 28% 38% 10.0 p.p. Adjusted Net Income ($mn) 222 151 47% 823 461 79% Adjusted Diluted EPS ($) 0.16 0.11 0.05 0.58 0.33 0.25 Sep 30, 2018 Jun 30, 2018 Δ Sep 30, 2018 Dec 31, 2017 Δ Net Industrial (Debt) ($bn) (2.0) (1.3) (0.7) (2.0) (0.9) (1.1) Available Liquidity ($bn) 8.3 8.4 (0.1) 8.3 9.4 (1.1) Note: Numbers may not add due to rounding

Q3 2018 | Industrial Activities Net Sales Net Sales split (1) BY REGION BY SEGMENT NAFTA EMEA LATAM APAC AG CE CV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations BY CURRENCY EUR 44% USD 28% BRL 7% CAD 3% GBP 2% AUD 4% OTHER 12% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency ($mn) 6,238 214 131 (76) (69) 59 6,497 (253) 6,245 Q3 2017 AG CE CV PT ELIM & OTHER Q3 2018 @ CC (*) FX TRANSLATION Q3 2018 CHANGE IN NET SALES AT CONSTANT CURRENCY 259 4.2% Net Sales walk

Q3 2018 | Industrial Activities Adj. EBITDA & Adj. EBIT walk Non-GAAP measures (definition and reconciliation in appendix) 522 264 258 23 24 25 (6) (3) 321 270 591 Adj. EBITDA D&A Adj EBIT AG CE CV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Q3 2017 Q3 2018 CHANGE IN ADJUSTED EBIT 63 24.4% 8.4% 4.1% 5.1% 9.5% (*) Including unallocated items ($mn)

Q3 2018 | Net Industrial Debt and Working Capital trend ($bn) Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL (941) Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Net Industrial Debt Q3 2018 Q3 2017 (2.6) (2.0) (0.9) (0.7) to (0.9) BY CATEGORY BY SEGMENT NEW PRODUCT & TECHNOLOGY MAINTENANCE & OTHER INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS AG CE CV PT (0.3) (0.7) 1.7 1.1 to 1.3 Net Industrial Cash inflow / (outflow) Q3 ‘17 Q3 ‘18 Q4 ‘17 Q4 ’18E Capex at $130mn in Q3 2018 up 16% vs. last year

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) $26.0bn Q3 ’18 retail originations at $2.4bn, flat compared to Sep 30, 2017 Managed portfolio at $25.5bn, down $0.5bn compared to September 30, 2017 (up $0.4bn on a constant currency basis) $25.5bn Sep 30, 2017 Sep 30, 2018 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2015 2016 2017 2018 (**) RoA defined as: EBIT / average managed receivables annualized Net Income ($mn) 86 Net income was up $6mn compared Q3 2017 92 Q3 ’18 Profitability ratios: Gross Margin / Average Assets On-Book = 3.0% RoA (**) = 1.9%

AG | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC TRACTORS COMBINES OTHERS 2,547 2,636 Change vs. prior year Change vs. prior year 255 82 173 (14) 77 0 0 (12) (28) 196 76 272 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q3 2017 Q3 2018 Net Sales 3.5% 10.0% 6.8% 7.4% 10.3% Unfavorable product / market mix Favorable net price realization (~ 3%) Raw material cost increase offset by manufacturing efficiency and lower warranty cost Sustained R&D spending up 10%; lower JV income and negative FX impacts

CE | Financial Results Adj. EBITDA & Adj. EBIT walk Net Sales ($mn) NAFTA EMEA LATAM APAC LIGHT HEAVY OTHERS n.m. 618 726 Change vs. prior year Change vs. prior year 2.9% 0.3% 3.6% 5.6% Higher volume, favorable product mix, and net price realization Raw material cost increase Negative FX impacts 18 16 2 18 19 (5) 0 0 (8) 26 15 41 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA Q3 2017 Q3 2018 17.5%

CV | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC n.m. TRUCKS BUSES OTHERS (1) 2,573 2,404 Change vs. prior year Change vs. prior year 6.9% 1.7% 2.8% 9.0% (1) Others are “Specialty vehicles” 177 134 43 9 12 1 3 0 0 68 148 216 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q3 2017 Q3 2018 Net Sales (6.6)% Favorable product mix; volume in Light and Buses more than offset by Heavy in EMEA Positive price realization

PT | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC ENGINES TRANSM. AXLES 120 32 88 4 (6) 1 (3) (2) 82 31 113 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA Q3 2017 Q3 2018 Change vs. prior year Change vs. prior year 11.2% 8.2% 8.4% 11.6% 3rd Parties sales Favorable product mix more than offset a 9% lower engine volumes Raw material cost increase 1,074 972 Net Sales 52% 48% (9.5)%

FY 2018E US GAAP Financial Targets and Market Outlook

15

FY 2018E | Industry outlook

INDUSTRY OUTLOOK (Units)

Segment	Product			NAFTA	EMEA	LATAM	APAC
AG	Tractors		0-140 HP	~5%	(5%) - (10%)	Flat	~5%
			140+ HP	~10%			
	Combines			~10%	~5%	Flat - 5%	Flat
CE	Light			10% - 15%	~10%	Flat	~25%
	Heavy			20% - 25%	~10%	5% - 10%	~25%
CV	Trucks (1)			-	5% - 10%	~20%	~5%

NOTE: Total Industry Volume FY 2018E vs. FY 2017 reflecting aggregate for key markets where Company competes
(1) Trucks >3.5t

Key Highlights

- AG market sentiment softening in NAFTA vs. first part of the year due to trade policy tensions, although used equipment pricing remaining supportive
  - Commodity prices remain at low levels especially for corn and soybean, with improved ***stock-to-use*** ratios at end of season
  - ***Digital AG*** resulting as a driving theme in the commercial dialogue with dealers and end-users; focus remains centred around ***data access and connectivity***
- CE market fundamentals continue to support growth especially in NAFTA and APAC
  - Initial tariff impact offset with price surcharges
- CV market both in Light and Heavy in EMEA progressing at high level, sustained by urban mobility and long haulage eco-efficient policies and fleet renewals pent-up by drivers' shortage

CNH INDUSTRIAL
Q3 & Sep YTD 2018 Results Review
November 7th, 2018

FY 2018E | US GAAP Financial Targets (1) 2018 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned and anticipated on April 16, 2018 as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018 (2)Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain FY 2018E Guidance (1): Net Sales of Industrial Activities ~ $28bn Adjusted diluted EPS (2) $0.67 - $0.71 With expectation to be at the high end of the range Net Industrial Debt $(0.7)bn - $(0.9)bn Despite increasing uncertainties related to the trade policy environment and raw material inflationary headwinds, together with foreign exchange volatility in the emerging economies, CNH Industrial is confirming its 2018 guidance as follows:

Closing Remarks

Q3 2018 | Product Highlights

18





Iveco at IAA Hannover 2018

100% Diesel Free stand with **18 vehicles** to showcase a complete sustainable offering , among which alternative Electric, CNG and LNG traction vehicles

- For **urban public transport**, stand showcases the brand's electric solutions: **Daily Electric Minibus; Heuliez Bus GX ELEC; Crealis In-Motion-Charging** (elected Sustainable Bus of the Year 2019)
- For **suburban public transport: IVECO BUS Crossway Low Entry Natural Power**
- For **urban and suburban goods transport: different models of Daily Natural Power**, four of them featuring the class-exclusive Hi-Matic transmission
- For **urban and regional transport missions:** two **Eurocargo** both in CNG version and already compliant with EURO VI Step D emissions standards, one year ahead of time
- For **long-distance missions**: **Stralis NP 460** (elected Low Carbon Truck of the Year in the UK), **400 hp Stralis X-Way Natural Power** equipped with a CIFA electric concrete mixer and the **Stralis NP 460 hp LNG truck** (achieved record-breaking distance of 1,728km on a single fill of natural gas)

FPT Industrial


CONCEPT

Working to develop **Hydrogen Fuel Cell** technology. It represents a R&D project that in the future could lead to new zero emissions solutions specially designed for heavy duty transport: both long haulage goods delivery and long-distance / intercity passenger transport



CASE IH

Case IH's Puma 2254 tractor won a Technology Innovation Award at China's TOP50+ Agricultural Machinery Products of the Year Awards. This honour recognises how the exceptional performance, economy, and low operating costs are made possible by state-of-the-art technologies including a step-less gearbox

IVECO launches new Daily 4x4

Full line-up offer of all-road and off-road go- anywhere vehicles up to 7 tonnes GVW



New Holland Agriculture

New Holland Agriculture's RB125 round baler won a Technology Innovation Award at China's TOP50+ Agricultural Machinery Products of the Year Awards. This honour recognises the exceptional effectiveness of the RB125's all-new advanced roller design and innovative transmission mechanism, which reduce crop losses and result in superior bale quality in even the most challenging conditions



CNH INDUSTRIAL

Q3 & Sep YTD 2018 Results Review

November 7th, 2018

Q3 2018 | Sustainability growth drivers EXPAND THE BIOFUEL OFFERING Reduce the consumption of resources by moving from fossil fuels to a circular economy SPREAD SUSTAINABLE FARMING SOLUTIONS Increase agricultural productivity to improve food availability ADVANCE ENVIRONMENTAL PROTECTION Reduce environmental impact and optimize energy consumption across all company processes FOSTER PEOPLE ENGAGEMENT Increase opportunities for exchanging ideas and good practices across all stakeholders The four growth drivers inform and guide the investment decisions of the Company and are closely related to the definition of the intervention priorities and the Company’s medium and long-term targets Inclusion in sustainability indexes, and the ratings received from specialized sector-specific agencies, further reflect the robustness of CNH Industrial’s sustainable system CNH Industrial was re-confirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the 8th consecutive year As at September 13, 2018 The inclusion of CNH Industrial in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, or promotion of CNH Industrial by MSCI or any of its affiliates. The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

CEO | Closing Remarks CNH Industrial has the unique opportunity to drive change as a disruptor and leader in the coming years in our core business segments Profit Margin Improvement – Simplify the Business (80:20) | Close the gap with Peers Strategic Options – Portfolio Assessment | Deleverage and Capital Allocation | Value Creation Business Strengths – WCM | Technology | Powertrain Leadership | Dedicated Employees %

Appendix

Industrial Activities | Net Sales split Agricultural Equipment Q3 2018 | Split Chg. vs. Q3 ‘17 Construction Equipment Q3 2018 | Split Chg. vs. Q3 ‘17 By region: By region: NAFTA 36% 15% NAFTA 54% 22% EMEA 34% 4% EMEA 18% 2% LATAM 15% (2%) LATAM 11% (3%) APAC 15% (12%) APAC 17% 45% By product: By product: TRACTORS 62% 6% LIGHT 52% 16% COMBINES 18% (9%) HEAVY 45% 17% OTHERS 20% 10% OTHERS 3% n.m. Commercial Vehicles Q3 2018 | Split Chg. vs. Q3 ’17 Powertrain Q3 2018 | Split Chg. vs. Q3 ‘17 By region: By region: NAFTA n.n. n.m. NAFTA 4% 9% EMEA 85% (1%) EMEA 70% (11%) LATAM 7% (29%) LATAM 6% (16%) APAC 8% (29%) APAC 20% (4%) By product: By product: TRUCKS 74% (9%) ENGINES 91% (9%) BUSES 19% 12% TRANSM. 2% (6%) OTHERS 7% (17%) AXLES 7% (22%) Note: Numbers may not add due to rounding

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” Q3 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 139 92 231 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 79 - 79 Foreign exchange (gains) losses, net 12 - 12 Finance and non-service component of Pension and other post-employment benefit costs (17) - (17) Income tax expense 100 31 131 Adjustments: Restructuring expenses 3 - 5 - - 8 - 8 Adjusted EBIT 196 26 68 82 (51) 321 123 444 Depreciation and Amortization 75 15 53 31 - 174 - 174 Depreciation of assets under operating leases and assets sold with buy-back commitments 1 - 95 - - 96 59 155 Adjusted EBITDA 272 41 216 113 (51) 591 182 773 ($mn)

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q3 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) (26) 86 60 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 144 - 144 Foreign exchange (gains) losses, net 41 - 41 Finance and non-service component of Pension and other post-employment benefit costs 24 - 24 Income tax expense 22 40 62 Adjustments: Restructuring expenses 2 - 51 - - 53 - 53 Adjusted EBIT 173 2 43 88 (48) 258 126 384 Depreciation and Amortization 82 16 54 32 - 184 2 186 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 80 - - 80 70 150 Adjusted EBITDA 255 18 177 120 (48) 522 198 720 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” Sep YTD 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 544 297 841 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 260 - 260 Foreign exchange (gains) losses, net 134 - 134 Finance and non-service component of Pension and other post-employment benefit costs (3) - (3) Income tax expense 202 110 312 Adjustments: Restructuring expenses 4 - 11 1 - 16 - 16 Adjusted EBIT 778 59 209 285 (178) 1,153 407 1,560 Depreciation and Amortization 229 46 161 98 1 535 3 538 Depreciation of assets under operating leases and assets sold with buy-back commitments 2 - 291 - - 293 185 478 Adjusted EBITDA 1,009 105 661 383 (177) 1,981 595 2,576 ($mn)

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Sep YTD 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 82 260 342 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 368 - 368 Foreign exchange (gains) losses, net 97 - 97 Finance and non-service component of Pension and other post-employment benefit costs 69 - 69 Income tax expense 104 119 223 Adjustments: Restructuring expenses 12 4 58 1 - 75 2 77 Adjusted EBIT 549 (22) 132 259 (123) 795 381 1,176 Depreciation and Amortization 237 48 158 93 - 536 4 540 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 232 - - 232 198 430 Adjusted EBITDA 786 26 522 352 (123) 1,563 583 2,146 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q4 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) (244) 192 (52) Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 114 - 114 Foreign exchange (gains) losses, net 27 - 27 Finance and non-service component of Pension and other post-employment benefit costs 33 - 33 Income tax expense 311 (77) 234 Adjustments: Restructuring expenses 2 - 11 2 - 15 1 16 2017 year-end deconsolidation of Venezuelan operations - - - - 92 92 - 92 Adjusted EBIT 242 6 63 101 (64) 348 116 464 Depreciation and Amortization 78 17 54 35 - 184 1 185 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 96 - - 96 99 195 Adjusted EBITDA 320 23 213 136 (64) 628 216 844 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Q3 & Sep YTD 2018

28

Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

($mn)

Sep YTD 2018	Sep YTD 2017		Q3 2018	Q3 2017
841	**342**	**Net income (loss)**	**231**	**60**
(34)	133	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(22)	92
16	(14)	Adjustments impacting Income tax (expense) (b)	13	(1)
823	**461**	**Adjusted net income**	**222**	**151**
796	449	Adjusted net income attributable to CNH Industrial N.V.	213	147
1,362	1,366	Weighted average shares outstanding – diluted (million)	1,358	1,367
0.58	**0.33**	**Adjusted diluted EPS ($)**	**0.16**	**0.11**
1,100	**499**	**Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates**	**351**	**101**
(34)	133	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(22)	92
1,066	**632**	**Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)**	**329**	**193**
(312)	**(223)**	**Income Tax (expense)**	**(131)**	**(62)**
16	(14)	Adjustments impacting Income tax (expense) (b)	13	(1)
(296)	**(237)**	**Adjusted income tax (expense) (B)**	**(118)**	**(63)**
28%	**38%**	**Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)**	**36%**	**33%**

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CNH INDUSTRIAL

Q3 & Sep YTD 2018 Results Review

November 7th, 2018

Q3 & Sep YTD 2018 Sep YTD 2018   Sep YTD 2017   Q3 2018   Q3 2017   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 16 77 Restructuring expenses 8 53 - 56 Cost of repurchase/early redemption of Notes - 39 (50) - Pre-Tax gain related to the modification of certain healthcare benefits in the U.S. (30) - (34) 133 Total (22) 92   (b) Adjustments impacting Income tax (expense) 11 (14) Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 8 (1) 12 - Valuation allowance on deferred tax assets 12 - (7) - Adjustment to the 2017 impact of U.S. tax reform (7) - 16 (14) Total 13 (1) ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q3 2018 Q3 2017 Investments in property, plant and equipment, and intangible assets (1) (130) (112) Breakdown by Category NEW PRODUCT & TECHNOLOGY 52% 25% MAINTENANCE & OTHER 43% 72% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 5% 3% Breakdown by Segment AGRICULTURAL EQUIPMENT 41% 41% CONSTRUCTION EQUIPMENT 7% 7% COMMERCIAL VEHICLES 37% 33% POWERTRAIN 15% 19% ($mn)

Reconciliation to Operating Cash Flow (US GAAP) (*) Not included in Net Industrial Debt definition Q3 2018 Q3 2017 Sep YTD 2018 Sep YTD 2017 Net Cash provided by (used in) Operating Activities (445) 70 (52) 592 Change in Derivatives hedging debt (*) (4) (1) (7) (8) Expenditures on Buyback and Op Lease Assets (171) (221) (505) (717) Operating Cash Flow (620) (152) (564) (133) ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Industrial Activities

32

Liquidity & Debt Maturity


Available Liquidity ($bn)
DEBT MATURITY SCHEDULE (1) ($BN)
8.3
1.1
2.4
1.8
2.1
1.4
4.0
As of 09/30/18
3M 2018
2019
2020
2021
2022
Beyond
Cash
Undrawn M/T unsecured Committed Lines
Bank Debt
Capital Market
Other

Q3 2018 | Highlights

- Available liquidity at Sep 30, 2018 was $8.3bn, compared to $8.4bn at June 30, 2018
  - $4.8bn of cash & cash equivalents [2]
  - $3.5bn undrawn under medium-term committed unsecured credit lines

On August 8, 2018, S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to "BBB" from "BBB-". The short-term rating was raised to "A-2" from "A-3". The outlook of both companies is "stable"

During the quarter, CNH Industrial Capital LLC issued $500mn in principal amount of 4.200% Notes due 2024, and CNH Industrial Finance Europe S.A. issued €500mn in principal amount of 1.875% Notes due 2026

Q3 2018 | Ratios

- Liquidity to LTM revenue ratio at **27.9%**
- Industrial Gross debt (*) to Adj. Industrial EBITDA at **2.2x**
- Net Industrial debt (*) to Adj. Industrial EBITDA at **0.8x**

[1] Represents cash portion of debt maturities as of 09/30/2018
[2] Of which $0.7bn Restricted Cash

(*) Gross Debt represents third party debt only. Net Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL
Q3 & Sep YTD 2018 Results Review
November 7th, 2018

33

Reconciliation of Total Debt to Net Debt (US GAAP)

($mn)	Consolidated		Industrial Activities		Financial Services	
	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017
Third party debt	(23,999)	(25,895)	(5,651)	(6,461)	(18,348)	(19,434)
Intersegment notes payable	-	-	(976)	(982)	(1,101)	(1,641)
Total (Debt) (1)	**(23,999)**	**(25,895)**	**(6,627)**	**(7,443)**	**(19,449)**	**(21,075)**
Plus:						
Cash and cash equivalents	4,113	5,430	3,549	4,901	564	529
Restricted cash	708	770	-	-	708	770
Intersegment notes receivables	-	-	1,101	1,641	976	982
Derivatives hedging debt	(12)	(7)	(12)	(7)	-	-
Net (Debt) / Cash (2)	**(19,190)**	**(19,702)**	**(1,989)**	**(908)**	**(17,201)**	**(18,794)**

(1) *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $976 million and $982 million as of September 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,101 million and $1,641 million as of September 30, 2018 and December 31, 2017, respectively.*

(2) *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $125 million and $659 million as of September 30, 2018 and December 31, 2017, respectively*

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CNH INDUSTRIAL

Q3 & Sep YTD 2018 Results Review

November 7th, 2018

From Total Debt to Net Industrial Debt

34

($mn)	Sep 30, 2018	Dec 31, 2017
Total (Debt) (1)	**(23,999)**	**(25,895)**
Financial Services Third Party Debt	18,348	19,434
Intersegment Note Payables	(976)	(982)
Intersegment Note Receivables	1,101	1,641
Cash and cash equivalents	3,549	4,901
Restricted cash	-	-
Derivatives hedging debt	(12)	(7)
Net Industrial (Debt) / Cash (2)	**(1,989)**	**(908)**

(1) *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $976million and $982 million as of September 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,101 mn and $1,641 mn as of September 30, 2018 and December 31, 2017, respectively*

(2) *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $125 million and $659 million as of September 30, 2018 and December 31, 2017, respectively*

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07)

	Q3 2018	Q3 2017
Net Industrial (Debt) / Cash at beginning of period	**(1,291)**	**(2,112)**
Adj. EBITDA of Industrial Activities	591	522
Cash Interest and Taxes	(175)	(116)
Change in working capital	(941)	(543)
Changes in provisions and Other (1)	(95)	(15)
Operating Cash flow	**(620)**	**(152)**
PP&E Capex (2)	(130)	(112)
Other changes	20	(22)
Net Industrial cash flow	**(730)**	**(286)**
Capital increases and dividends (3)	(24)	(12)
FX and other (4)	56	(214)
Change in Net Industrial Debt	**(698)**	**(512)**
Net Industrial (Debt) / Cash	**(1,989)**	**(2,624)**

(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.
(4) In the three months ended September 30, 2017, this item also included the charge of $39 million related to the repurchase/early redemption of Notes

CNH INDUSTRIAL

Q3 & Sep YTD 2018 Results Review

November 7th, 2018

Debt Maturity Schedule | Breakdown Outstanding Sep 30, 2018 3M 2018 2019 2020 2021 2022 Beyond (3.7) Bank Debt (0.8) (1.0) (1.2) (0.4) (0.2) (0.2) (9.0) Capital Market (0.3) (1.4) (0.7) (1.7) (1.2) (3.7) (0.2) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (12.9) Cash Portion of (Debt) Maturities (1.1) (2.4) (1.8) (2.1) (1.4) (4.0) 4.8 Cash & Cash Equivalents 0.7 of which restricted cash 3.5 Undrawn Committed credit lines 8.3 Total Available Liquidity Note: Numbers may not add due to rounding ($mn)

Total Equity – US GAAP to EU-IFRS | Reconciliation Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Sep 30, 2018 Dec 31, 2017 Total Equity in accordance with US GAAP 4,747 4,232 Development costs 2,354 2,477 Other adjustments (179) (112) Tax impact on adjustments (591) (645) Deferred tax assets and tax contingencies recognition 660 732 Total adjustment 2,244 2,452 Total Equity in accordance with IFRS 6,991 6,684 ($mn)

CV | Industry performance | Europe Trucks (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q3         2015 2016 2017 2018             MKT SHARE(1) Light (3.5-7.49t) 15.5% 16.8% 14.8% 14.1% M&H (≥7.5t) 9.6% 9.6% 9.5% 7.0%   Europe (*) 13.1% 13.9% 12.8% 11.4% B-TO-B Light (3.5-7.49t) 0.90 0.70 0.94 0.95 M&H (≥7.5t) 0.82 1.00 1.12 0.89   Europe 0.87 0.79 0.99 0.94           Δ 15/16 Δ 16/17 Δ 17/18         MKT SHARE(1) Light (3.5-7.49t)   1.3 p.p. (2.0) p.p. (0.7) p.p. M&H (≥7.5t)   0.0 p.p. (0.1) p.p. (2.5) p.p.   Europe (*)   0.8 p.p. (1.1) p.p. (1.4) p.p. ORDERS Light (3.5-7.49t)   (11.0)% 34.4% 4.5% M&H (≥7.5t)   12.2% 3.8% (36.6)%   Europe   (3.4)% 22.8% (8.7)% DELIVERIES Light (3.5-7.49t)   14.3% 0.6% 2.4% M&H (≥7.5t)   (8.5)% (7.4)% (19.9)%   Europe   6.4% (1.8)% (3.9)%

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico; EMEA: member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Central and South America, and the Caribbean Islands; and APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine). Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported For Commercial Vehicles regions are defined as: Europe (the 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes:is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745